Exhibit 1.01

Apogee Enterprises, Inc.

Conflict Minerals Report

For The Year Ended December 31, 2015

This Conflict Minerals Report for the year ended December 31, 2015, is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain minerals which are necessary to the functionality or production of their products. These minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG Minerals”). These requirements apply to registrants whatever the geographic origin of the minerals and whether or not they fund armed conflict in the Democratic Republic of Congo (“DRC”) or surrounding regions (collectively, the “DRC Region”).

1.	Introduction

Company Overview

Apogee Enterprises, Inc. was incorporated under the laws of the State of Minnesota in 1949. Apogee Enterprises, Inc. is a world leader in certain technologies involving the design and development of value-added glass solutions for enclosing commercial buildings and framing art. Unless the context otherwise requires, the terms “Company,” “Apogee,” “we,” “us,” and “our” as used herein refer to Apogee Enterprises, Inc. and its subsidiaries.

Apogee’s most recent fiscal year ended as of February 27, 2016 (“fiscal 2016”). Our Company has four reporting segments:

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The Architectural Glass segment fabricates coated, high-performance glass used in customized window and wall systems comprising the outside skin of commercial, institutional and high-end multi-family residential buildings. For fiscal 2016, our Architectural Glass segment accounted for approximately 35 percent of our net sales.

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The Architectural Services segment designs, engineers, fabricates and installs the walls of glass, windows and other curtainwall products making up the outside skin of commercial and institutional buildings. For fiscal 2016, our Architectural Services segment accounted for approximately 25 percent of our net sales.

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The Architectural Framing Systems segment designs, engineers, fabricates and finishes the aluminum frames used in customized aluminum and glass window, curtainwall, storefront and entrance systems comprising the outside skin and entrances of commercial, institutional and high-end multi-family residential buildings. For fiscal 2016, our Architectural Framing Systems segment accounted for approximately 31 percent of our net sales.

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The Large-Scale Optical Technologies segment manufactures value-added glass and acrylic products for the custom picture framing and fine art markets. For fiscal 2016, this segment accounted for approximately nine percent of our net sales.

Product Category Descriptions

For the period ended as of December 31, 2015, Apogee has chosen to define its product categories consistent with the Company’s four reporting segments. The four reporting segments are:

●	Architectural Glass
●	Architectural Services
●	Architectural Framing Systems
●	Large-Scale Optical Technologies

Products manufactured and sold by us within each of these product groups are subject to the reporting obligations of the Rule and contain 3TG Minerals of unknown origin.

Company Management Systems

a.   Conflict Minerals Policy

Apogee has instituted a conflict minerals policy. This policy is publicly available on our website at www.apog.com by selecting “About Apogee” and “Responsibility.”

b.   Internal Team

We have a multi-disciplinary executive oversight committee, which is chaired by our Executive Vice President and Chief Financial Officer, and is comprised of our General Counsel, Senior Vice President of Operations and Supply Chain Management, Corporate Controller, Vice President of Shared Services and Business Process, and Shared Services Business Analyst. The purpose of the committee is to set direction and guidance, approve resources, review progress, and assist in risk management of Apogee’s Conflict Minerals Program.

c.   System of Controls

Apogee has developed a system to improve supply chain transparency by identifying suppliers that we have reason to believe provide material and components that contain 3TG Minerals that are necessary to the functionality or production of our products. This process utilizes information available from Apogee’s management systems, and attempts to identify all suppliers from which we require further information on their supply chain and sourcing practices. Suppliers identified in this process are then surveyed. See Section 2, “Reasonable Country of Origin Inquiry” for more information on the survey process.

d.   Supplier Engagement

Apogee purchase order terms and conditions include language requiring suppliers to support Apogee’s efforts to identify the chain of custody for 3TG Minerals that are contained in our products and are necessary to the functionality or production of our products, but are not from scrap or recycled sources (“In-Scope Materials”).

We also provide training material access to our suppliers of In-Scope Materials and individual guidance, as necessary. Conflict minerals survey materials sent to our direct suppliers include links to Apogee’s conflict minerals website, which includes our Conflict Minerals Policy and various conflict minerals educational materials. Additionally, we have participated in and supported the development of supplier training materials available through the Conflict-Free Sourcing Initiative (“CFSI”).

e.   Grievance Mechanism

Initial supplier survey requests and follow-up communications with the suppliers include an e-mail address where suppliers are directed if they have any concerns or are aware of any circumstances of mineral extraction, trade, handling, and export in conflict-affected and high-risk areas.

Carry Out a Third Party Audit of Supply Chain Due Diligence

Apogee does not have a direct relationship with 3TG Mineral smelters or refiners (“SORs”) and does not perform or direct audits of these entities within our supply chain. We do, however, support the development and implementation of independent third-party audits of SORs through our membership and participation in the CFSI (membership number 0003774908).

Apogee is not making a claim that our products are “Conflict Free,” and consequently, the report presented herein was not audited.

Report on Supply Chain Due Diligence

This report and the associated Form SD are publicly available on Apogee’s website at www.apog.com by selecting “About Apogee” and “Responsibility.”

2.	Reasonable Country of Origin Inquiry

Apogee’s products are many tiers removed from the SORs. Our Reasonable Country of Origin Inquiry (“RCOI”) process relies on our direct suppliers to provide information on the origin of the 3TG Minerals contained in components and materials supplied to us, including sources of 3TG Minerals supplied to our direct suppliers from upstream suppliers.

Identify and Assess Risk in the Supply Chain

Apogee follows a six-step process to identify and address risk in its supply chain.

1.	Suppliers are segmented into categories by similarity of goods or services provided.

2.	Categories are selected that have the potential to be included in Apogee’s final products.

3.	Suppliers assigned to the categories identified in Step 2 are then selected for further review to determine if the materials we purchase from them have the potential to contain 3TG Minerals.

4.	Apogee sends the Conflict Minerals Reporting Template (“CMRT”), a standard survey tool created by the CFSI, to all suppliers selected in Step 3.

5.	CMRTs sent are logged electronically, and follow-up communications are performed if the supplier is unresponsive.

6.	CMRTs received are then subject to activities described in Section 4.

In 2015, we made improvements to our process to:

●	Better manage and document the survey process;

●	Review returned surveys for errors, inconsistencies, missing information, and supply chain risks in a more consistent fashion; and

●	Automatically follow up with suppliers when surveys are not returned, are incomplete, or erroneous information has been provided.

Request for Information and Survey Responses

Our overall response rate increased to 53% in 2015 from 40% in 2014. This is defined as “Responses Received” divided by “Suppliers Surveyed.” “Suppliers Surveyed” includes suppliers that we reasonably believe have the potential to provide Apogee with In-Scope Materials. “Responses Received” describes the number of suppliers that completed the smelter list portion of the CMRT form, but may not have yet identified all the smelters in their supply chain.

Most CMRTs received were provided at a company or divisional level scope, rather than a product-level scope specific to the materials and components we purchase. As such, Apogee was unable to identify the specific SORs in our supply chain.

Design and Implement a Strategy to Respond to Risks

Apogee categorizes supply chain risks associated with Conflict Minerals into three categories:

1.

Suppliers that appear not to understand the Rule or the policies and procedures we have adopted to comply with the Rule. We mitigate this risk in several ways, including: (i) directing our suppliers to our company website which contains training materials and links to helpful information, (ii) reviewing survey responses for incomplete information and indications that a supplier does not have an appropriate understanding of the CMRT reporting requirements and reaching out to those suppliers to offer assistance, and (iii) supporting the CFSI and participating with other CFSI members in the development of supplier training materials.

2.

CMRT responses from our suppliers that contain erroneous, outdated, inconsistent, or incomplete data. We evaluate CMRTs received against a standard list of criteria to assess the quality of the response and we have a process for pursuing resolution if issues are identified.

3.	CMRT responses may indicate that 3TG Minerals in our product originate from the DRC Region. See Section 4, “Due Diligence Performed.”

3.	Design of Due Diligence Framework

The design of our due diligence framework as set forth in this report conforms in all material aspects to the criteria set forth in the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas Second Edition (“OECD Guidance”) and the related supplements for gold and for tin, tantalum, and tungsten, as we determined those criteria to be applicable to our circumstances and position in the supply chain as a “downstream” company.

4.	Due Diligence Performed

Apogee performed the following due diligence measures on the source and chain of custody of the necessary In-Scope Materials contained in our products:

●	We compared SORs identified on CMRTs returned by our suppliers to the CFSI’s RCOI data for

Conflict-Free Smelter Program (“CFSP”) audited smelters to assess country of origin. For SORs not found on the CFSP list, we used the Smelter Database available to CFSI members to assess their status. For smelters not actively engaging with the CFSI, we requested that our supplier reporting said SOR contact its upstream supply chain to encourage SOR participation in the CFSP. Additionally, we contacted the SOR directly to request their participation in the CFSP; and

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We support industry-wide cooperation by aiding the development and implementation of independent third-party audits of SORs through our membership and participation in the CFSI and sharing our summarized SOR data for 2015 with the CFSI.

5.    Steps to Improve Due Diligence

Calendar 2015 is the third year that Apogee has been complying with the Rule and actively working to better understand and manage 3TG Mineral Risk in our supply chain. As such, the policies and processes in support of the Rule are now established and standardized. As a company, we are committed to continuous improvement, which also applies to our approach to conflict minerals. During the next reporting year, we intend to focus on:

●	Improving supplier knowledge of the Rule and the policies and procedures we have adopted to comply with the Rule; and

●	Looking for ways to make our process more efficient without sacrificing effectiveness.